FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

DATA FORTRESS SYSTEMS GROUP LTD.

(Translation of registrant's name into English)

Suite 301 – 1281 West Georgia Street, Vancouver, BC CANADA V6E 3J5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

DATA FORTRESS SYSTEMS GROUP LTD.

(Registrant)

Date: May 30, 2003

By:

“Michael Chong”

 Michael Chong

Its:

President & CEO

(Title)

Attachments:

News Release dated January 26th, 2004

News Release dated January 29th, 2004

News Release dated February 04th, 2004

News Release dated February 13th, 2004

News Release dated February 26th, 2004

News Release dated March 11th, 2004

News Release dated April 22nd, 2004

Data Fortress System Group Ltd.

Suite LM, 1281 West Georgia Street

Vancouver, BC V6E 3J5

January 26 2004

CDNX – DFG

OTC BB - DFGRF

FOR IMMEDIATE RELEASE

Mike Chong, President & CEO, Data Fortress Systems Group is pleased to announce the appointment of Mr. William (Bill) Kaleta to the company as Chief Information Officer (CIO).

Bill Kaleta is a professional Security System Analyst, Researcher, Instructor, and Developer with over 16 active years in the information technology industry.

Bill Kaleta is a system analyst and senior programmer with full cycle software development on both the UNIX and PC platforms. He has designed and programmed award winning software and has had his software reviewed and written about in such publications as PCWorld and PC Magazine, along with a host of on-line technical publications.

Since moving to the West Coast, he has spent over ten years in a myriad of programming shops throughout the Northwest, where he has been a program manager, head programmer, and instructor in the C and C++ languages. Previously with the NASD OTC BB companies (CYPOST) as CIO and Lead Programmer and (GreatestEscapes) as CIO and Vice President of Engineering. Bill is currently, and has been for the last six years, actively developing Security products from Firewalls to authenticating encryption for the world of electronic Commerce.

Prior to the above-mentioned positions Mr. Kaleta held various positions in broadcasting in both the Monarch and Selkirk chain of broadcasters.

The company looks forward to a long term working relationship with Mr. Kaleta.

About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mixture of companies. These companies collectively provide synergistic business opportunities by allowing the core infrastructure to support the group in most operational expenses.  This structure facilitates greater cross-selling opportunities, minimizes overhead, and allows greater visibility in the business community for each operation.

The Data Fortress Group provides a suite of services such as; high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services to our clients. Data Fortress Technologies purchased it’s own redundant 3.2-kilometer fibre optic ring in the financial district of downtown Vancouver. This ring connects our data center directly to the Internet backbone.

The Data Fortress Group currently has a 7-year contract with Simon Fraser University to manage 1100 residence. The ResNet project provides students with; a dedicated private network with 100Mbps, Internet access, dedicated mail servers, DNS, and proxy services private to the University, as well as Campus Intranet and web space.

Michael Chong, President and Chief Executive Officer

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.

Website: www.data-fortress.com

Toll Free: (604) 484-6693 Investor Relations

Data Fortress System Group Ltd.

Suite LM, 1281 West Georgia Street

Vancouver, BC V6E 3J5

January 29, 2004

CDNX – DFG

OTC BB - DFGRF

FOR IMMEDIATE RELEASE

Michael Chong, President & CEO, Data Fortress Systems Group is pleased to announce the appointment of Mr. Shone Anstey to the company as a Business Development Officer.

Mr. Anstey’s appointment is inline with the company’s intentions of implementing a strong upper management team to handle the recent client growth and the proposed roll out of new products and services.

Mr. Anstey has provided business development, consulting to public companies, and private start-ups specializing in incorporating IT technology with actual business needs. Mr. Anstey has a proven track record for developing and deploying new and successful products and services for such companies as:

 Internet Incubators, Hosting Companies, Data Centers, Search Engine Developers, Auction E-Commerce Sites, Online Financial Websites, Software Development Companies, Website Development Companies, and Online Travel Corporations.

The company looks forward to a long term working relationship with Mr. Anstey.

About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mixture of companies. These companies collectively provide synergistic business opportunities by allowing the core infrastructure to support the group in most operational expenses.  This structure facilitates greater cross-selling opportunities, minimizes overhead, and allows greater visibility in the business community for each operation.

The Data Fortress Group provides a suite of services such as; high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services to our clients. Data Fortress Technologies purchased it’s own redundant 3.2-kilometer fibre optic ring in the financial district of downtown Vancouver. This ring connects our data center directly to the Internet backbone.

The Data Fortress Group currently has a 7-year contract with Simon Fraser University to manage 1100 residence. The ResNet project provides students with; a dedicated private network with 100Mbps, Internet access, dedicated mail servers, DNS, and proxy services private to the University, as well as Campus Intranet and web space.

Michael Chong, President and Chief Executive Officer

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.

Website: www.data-fortress.com

Toll Free: (604) 484-6693 Investor Relations

Data Fortress System Group Ltd.

Suite LM, 1281 West Georgia Street

Vancouver, BC V6E 3J5

February 04, 2004

CDNX – DFG

OTC BB - DFGRF

FOR IMMEDIATE RELEASE

Mike Chong, President & CEO, Data Fortress Systems Group is pleased to announce the conclusion of due diligence on the technical issues of providing Video conferencing for our business and education providing clients.  A number of potential strategic partners have presented their products and business models for this new undertaking and the company will announce next week the successful candidate.  The selection committee has narrowed the field down to three products and two companies.

The test cycle included stress testing on both optical and dial-up constraints and over innumerable hops with latency and introduced artifacts of prime concern.  The narrowed field of products were tested in Video conference and distant learning simulations to every continent and under different network load situations with remarkable success.   The final test suite was conducted February 3,2004 by Anand Suchindrum on behalf of the company and included a 40 minute video call to India in which not a single packet was dropped in either the audio or video.  Mr. Suchindrum also noted that beyond the real-time video the voice quality alone could position our new service as a competition to long distance operators.

 About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mixture of companies. These companies collectively provide synergistic business opportunities by allowing the core infrastructure to support the group in most operational expenses.  This structure facilitates greater cross-selling opportunities, minimizes overhead, and allows greater visibility in the business community for each operation.

The Data Fortress Group provides a suite of services such as; high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services to our clients. Data Fortress Technologies purchased it’s own redundant 3.2-kilometer fibre optic ring in the financial district of downtown Vancouver. This ring connects our data center directly to the Internet backbone.

The Data Fortress Group currently has a 7-year contract with Simon Fraser University to manage 1100 residence. The ResNet project provides students with; a dedicated private network with 100Mbps, Internet access, dedicated mail servers, DNS, and proxy services private to the University, as well as Campus Intranet and web space.

Michael Chong, President and Chief Executive Officer

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.

Website: www.data-fortress.com

Toll Free: (604) 484-6693 Investor Relations

Data Fortress System Group Ltd.

Suite LM, 1281 West Georgia Street

Vancouver, BC V6E 3J5

February 13, 2004

CDNX – DFG

OTC BB - DFGRF

FOR IMMEDIATE RELEASE

Mike Chong, President & CEO, Data Fortress Systems Group is pleased to announce that in keeping with management’s decision to become more proactive in services to clients and community organizations we have begun a Sponsorship for the Wired Woman Society. Data Fortress is supplying Wired Woman with a dedicated Unix server with MySQL along with rack space and bandwidth to assist wired woman with their website needs.

About Wired Woman

Established in 1996 the Wired Woman Society creates an open environment that encourages women to explore opportunities in technology and to build successful careers that will allow them to play a positive role in the growth and development of the information age.

The society manages the development and national disbursement of four key programs: Education, Mentorship, Online Services, and Research and Development.

Monthly meetings provide a forum for women to hear from guest speakers who come to share their experiences about working in Canada's technology sector. Their popular education programs help women learn about their computers, understand networking, design web pages and more.

Wired Woman provides networking opportunities, career resources, and community and academic presentations.

With chapters in Vancouver, Winnipeg, Ottawa, Toronto, and Calgary, Wired Woman has over 2000 members across the country. For more information about wired woman please visit www.wiredwoman.com.

About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mixture of companies. These companies collectively provide synergistic business opportunities by allowing the core infrastructure to support the group in most operational expenses.  This structure facilitates greater cross-selling opportunities, minimizes overhead, and allows greater visibility in the business community for each operation.

The Data Fortress Group provides a suite of services such as; high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services to our clients. Data Fortress Technologies purchased it’s own redundant 3.2-kilometer fibre optic ring in the financial district of downtown Vancouver. This ring connects our data center directly to the Internet backbone.

The Data Fortress Group currently has a 7-year contract with Simon Fraser University to manage 1100 residence. The ResNet project provides students with; a dedicated private network with 100Mbps, Internet access, dedicated mail servers, DNS, and proxy services private to the University, as well as Campus Intranet and web space.

Data Fortress System Group Ltd.

Suite LM, 1281 West Georgia Street

Vancouver, BC V6E 3J5

CDNX – DFG

OTC BB - DFGRF

February 26/04

Data Fortress announces launch of its new dedicated streaming server “VSD”

Data Fortress Systems Group is pleased to announce the launch of our new dedicated streaming server product called “VSD”. This product will enable current and future clients to easily and seamlessly integrate a streaming video feed into their existing website or applications through a simple link. Streaming video presents an opportunity for users to shorten their sales cycle by bridging the gap between themselves and potential clients by utilizing streaming technology to quickly demonstrate their product or service.

Data Fortress will be providing this service over our existing MAN - metropolitan area network - and will be leveraging our existing ultra high-speed network to provide clients with a quality stream, which is scalable to meet their demands. VSD is not only scalable, it is multi platform compatible and will run at clients site via Windows and Apple platform. “The VSD gives my clients an immediate visual representation of my products and assists us in closing sales faster” quotes Mr. Ron Richards, president of Canadian Home Equity Loans. (www.canadian-home-equity-loans.com)

Clients will be provided with their own dedicated streaming server preloaded with the streaming software, data center rack space and an allocation of bandwidth for a fixed monthly recurring fee starting. The product is in keeping with our strategy to introduce products that provide our clients with compelling value and utilize our existing infrastructure to maximize margins and revenues.

About The Data Fortress Systems Group Ltd.

The Data Fortress Group provides a suite of services such as; Gigabit Internet connectivity, high-speed networking, metropolitan area networks (MAN), remote data storage, co-location, streaming media servers and 24 hours managed services to our clients. Data Fortress owns a redundant 3.2-kilometer fibre optic ring in the financial district of downtown Vancouver. This ring connects our data center directly to the Internet backbone. With this ring, we now provide our clients with all the products and services to their building. The Data Fortress Group’s “ResNet” project provides 1100 students/ residences of the second largest University in British Columbia with; a dedicated private network with up to 100Mbps, Internet access, dedicated mail servers, DNS, and proxy services, private to the University. The Data Fortress Group has the ability to handle the complete end-to-end Information Technology solution, from design, construction, and implementation through to 24 by 7 management.

Data Fortress System Group Ltd.

Suite LM, 1281 West Georgia Street

Vancouver, BC V6E 3J5

March 11, 2004

CDNX – DFG

OTC BB - DFGRF

FOR IMMEDIATE NEWS RELEASE

Data Fortress Announces Agreement With hotSPORTSnetworks and

coachesPLANNERTM Online Coaching Tools for connectivity

VANCOUVER, B.C. – Data Fortress Systems Group Ltd. today announced that hotSPORTSnetworks Corp. and the coachesPLANNERTM has chosen Data Fortress to provide connectivity for its online coaching tools and system.

coachesPLANNER, a core product that was developed by hotSPORTS, provides a suite of online products that help coaches, players, parents and the Associations they belong to fulfill the coaching and administrative actions they require. Following the extensive development and design of coachesPLANNER, hotSPORTSnetworks launched an Agency Program to create regional representation for its product line. As well, video streaming is forming a large portion of the suite of products that hotSPORTS is developing.

In seeking a reliable and scalable system to deliver the coachesPLANNER product suite, hotSPORTS has chosen to further integrate and use Data Fortress and its facilities to accommodate these corporate requirements. Data Fortress has high availability, low latency and is an easily scalable network. This in turn provides hotSPORTSnetworks with quality transport to the Canadian and U.S. Markets.

hotSPORTS has recently embarked on an Agency program, whereby persons throughout Canada will represent and sell hotSPORTS products into various markets. Reliable connectivity is crucial to the rollout of this program. The streaming media components of this product suite are an integral point to hotSPORTS, Data Fortress has reviewed the nature and style of the streaming media products and is excited about the opportunities it creates in the market place that will further utilize and leverage our existing infrastructure. Data Fortress is looking to strengthen the relationship with hotSPORTSnetworks and continue to work closely with them over the coming months.

About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mixture of companies. These companies collectively provide synergistic business opportunities by allowing the core infrastructure to support the group in most operational expenses. This structure facilitates greater cross-selling opportunities, minimizes overhead, and allows greater visibility in the business community for each operation.

The Data Fortress Group provides a suite of services such as; high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services to our clients. Data Fortress Technologies purchased it’s own redundant 3.2-kilometer fibre optic ring in the financial district of downtown Vancouver. This ring connects our data center directly to the Internet backbone.

The Data Fortress Group currently has a 7-year contract with Simon Fraser University to manage 1100 residences. The ResNet project provides students with; a dedicated private network with 100Mbps, Internet access, dedicated mail servers, DNS, and proxy services private to the University, as well as Campus Intranet and web space.

ABOUT hotSPORTSnetworks Corp.

hotSPORTSnetworks develops and integrates online coaching products for athletes of all ages and skill levels through a specific web based format. These websites provide a multifaceted level of instruction, training and knowledge-based tools for associations, coaches, players and support persons.

hotSPORTSnetworks is presently a private corporation resident in the Province of British Columbia, Canada.  It has been in operation for in excess of four years and draws from over 90 years of business experience from its Founders and Directors. At the time of this release, hotSPORTSnetworks employs 11 people in its Vancouver offices.

For more information, please contact:

Data Fortress Technologies Ltd., Shone Anstey, (604) 484-2088

sanstey@data-fortress.com

www.data-fortress.com

hotSPORTSnetworks Corp., Andrew Male, (604) 677-0794, ext. 1202

andrew@hotSPORTSnetworks.com

www.hotSPORTSnetworks.com

www.coachesPLANNER.ca

www.coachesPLANNER.com

Michael Chong, President and Chief Executive Officer

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.

Website: www.data-fortress.com

Data Fortress System Group Ltd.

Suite LM, 1281 West Georgia Street

Vancouver, BC V6E 3J5

CDNX – DFG

OTC BB - DFGRF

April 22, 2004

Data Fortress Awarded Additional 500 Units To SFU Reznet Network

President and CEO Michael Chong is pleased to announce that Connect West a wholly owned subsidiary of the Data Fortress Systems Group has been awarded an additional 500 units to its student resident network called Reznet at Simon Fraser University.

Connect West currently has a 7-year contract with Simon Fraser University to manage 1100 residences. This newly awarded 500 residences is in addition to the current 1100 under management by Connect West. The Reznet project provides students with a dedicated 100Mbps private network with Internet access, dedicated mail servers, DNS, and proxy services private to the University, as well as Campus Intranet and web space.

The total contract value for the additional 500 units is $936,000.  Implementation of this project (called phase 2)will begin July 1, 2004.

About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mixture of companies. These companies collectively provide synergistic business opportunities by allowing the core infrastructure to support the group in most operational expenses. This structure facilitates greater cross-selling opportunities, minimizes overhead, and allows greater visibility in the business community for each operation.

The Data Fortress Group provides a suite of services such as; high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, remote data storage, co-location and managed services to our clients. Data Fortress Technologies purchased it's own redundant 3.2-kilometer fibre optic ring in the financial district of downtown Vancouver. This ring connects our data center directly to the Internet backbone. The Data Fortress Group’s “ResNet” project provides 1100 students/ residences of the second largest University in British Columbia with; a dedicated private network with up to 100Mbps, Internet access, dedicated mail servers, DNS, and proxy services private to the University. The Data Fortress Group has the ability to handle the complete end-to-end Information Technology solution, from design, construction, and implementation to 24 by 7 management.